EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016

As used herein, “we”, “us”, “our”, and the “Company” all refer to Safe Bulkers, Inc. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A. Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of October 26, 2016, we had a fleet of 37 drybulk vessels, with an aggregate carrying capacity of 3,339,800 deadweight tons, or dwt, and an average age of 6.50 years. The fleet consists of 14 Panamax class vessels, eight Kamsarmax class vessels, 12 post-Panamax class vessels and three Capesize class vessels, all built 2003 onwards. We have contracted to acquire two additional drybulk newbuild vessels to be delivered each in 2017 and 2018.

We employ our vessels on both period-time charters and spot charters, according to our assessment of market conditions.

Safe Bulkers, Inc. (“Safe Bulkers”) was incorporated on December 11, 2007 under the laws of the Marshall Islands to act as a holding company of drybulk vessel owning companies. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry. Our vessels are managed by our affiliated management companies, Safety Management Overseas S.A. and Safe Bulkers Management Limited.

B. Recent Developments in Our Fleet and Employment Profile

During the period from January 1, 2016, until October 26, 2016 the following developments occurred with respect to our fleet and employment profile:

In January 2016, our subsidiary Shikokuepta Shipping Inc. took delivery of the newbuild vessel Troodos Sun (ex-Hull No.1686), a 85,000 dwt, Japanese Post-Panamax class vessel, for a purchase price of $35.0 million.

In February 2016, in order to reduce our capital commitments, our subsidiary Shikokuennia Shipping Corporation signed a novation agreement for newbuild Hull No. 1718, a 85,000 dwt, Japanese Post-Panamax class vessel, scheduled for delivery in 2019 and novated the newbuild to a company controlled by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. The transaction was evaluated and approved by a Special Committee of our Board of Directors, wholly comprised of independent members of the Board and advised by independent counsel. This followed the Company’s decision to reduce its capital commitments, by novating existing shipbuilding contracts. The Special Committee obtained two appraisals from independent third party brokers for the newbuild vessel and negotiated the terms of the transaction. The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2015 and as of the day of signing the novation agreement was $28.4 million, compared to $26.5 million, which represents the higher of the two appraisals obtained by the Special Committee for such newbuild. The commission of 1% of the contract price payable to the related party management company with respect to this newbuild was waived in our favor.

In March 2016, our subsidiary Staloudi Shipping Corporation disposed of the vessel Stalo, a 87,000 dwt, Japanese Post-Panamax class vessel, at a sale price of $9.0 million, and our subsidiary Gloverthree Shipping Corporation disposed of the vessel Kypros Unity, a 78,000 dwt, Japanese Panamax class vessel, at a sale price of $20.0 million, and in each case delivered the vessels to entities owned by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. Both transactions were evaluated and approved by a Special Committee of our Board of Directors, wholly comprised of independent members of the Board and advised by independent counsel. This followed the Company’s decision to increase liquidity. The Special Committee obtained two appraisals from independent third party brokers for each newbuild vessel, and negotiated the terms of each transaction. The sale price for both vessels represented the higher of the two appraisals obtained by the Special Committee. The commission of 1% of the sale price payable to the related party management company with respect to these two disposals was waived in our favor. We recorded an aggregate loss of $2.75 million in connection with the sale of these two vessels in the first quarter of 2016.

In March 2016, our subsidiary Shikokuexi Shipping Corporation took delivery of the newbuild vessel Troodos Air (ex-Hull No. 1685), a 85,000 dwt, Japanese Post-Panamax class vessel, for a purchase price of $32.0 million.

In July 2016, our subsidiary Gloversix Shipping Corporation took delivery of the newbuild vessel Kypros Spirit (ex-Hull No. 828), a 78,000 dwt, Japanese Panamax class vessel, for a purchase price of $30.2 million.

In July 2016, in order to reduce our capital commitments, our subsidiary Kyotofriendo Two Shipping Corporation signed a novation agreement for newbuild Hull No. 1552, a 81,600 dwt, Japanese Kamsarmax class vessel, scheduled for delivery in 2018 and novated the newbuild to our subsidiary Pinewood Shipping Corporation (“Pinewood”). Pinewood has agreed to issue, upon delivery of the vessel, cumulative redeemable perpetual preferred shares to an unaffiliated investor (the “Investor”) to finance $16.9 million of the cost of such vessel. The preferred shares will pay a dividend of 2.95% per annum, will not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of the preferred shares) and may be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date or at any time thereafter. Furthermore, the Investor will be entitled to nominate one director to Pinewood’s board that represents a minority of Pinewood’s board of directors.

In October 2016, our subsidiary Gloverseven Shipping Corporation signed a novation agreement for newbuild Hull No. S835, a 77,000 dwt, Japanese Panamax class vessel and our subsidiary Kyotofriendo One Shipping Corporation signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, a 81,600 dwt, Japanese Kamsarmax class vessel, in each case, to entities owned by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. Each vessel is scheduled to be delivered in the first quarter of 2017. The two transactions were evaluated and approved in September 2016 by a Special Committee of the Company’s Board of Directors, wholly comprised of independent members of the Board and advised by independent counsel. This followed the Company’s decision to further reduce its capital commitments, which includes the novation or resale of newbuilds and the assessment that the potential novation or resale of these respective newbuild contracts was probable. The Special Committee obtained two appraisals from independent third party brokers for each newbuild vessel, and negotiated the terms of each transaction. The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. S835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. Our remaining capital expenditure requirements in respect of Hull No. S835 and Hull No. 1551 were $48.2 million in the aggregate. The difference of $2.2 million between the aggregate vessel valuations and the remaining aggregate capital expenditure requirements with respect to these newbuilds, as well as the commission of 1% of the contract price payable to the related party management company with respect to each of the newbuilds, have been waived in our favor. Hence an aggregate impairment loss of $17.2 million, representing installments already paid in respect of Hull No. S835 and Hull No. 1551 and capitalized costs, was recorded in the third quarter of 2016.

As of October 26, 2016, the Company had contracted to acquire two additional drybulk newbuild vessels, both Kamsarmax class vessels, scheduled for delivery in 2017 and 2018, respectively. A third drybulk newbuild vessel, Hull No. 1551, has been contracted to be sold upon delivery.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of October 26, 2016:

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Vessel Name	DWT	Year Built(1)	Country of construction	Charter Rate(2) USD/day	Charter Duration(3)
Panamax
Maria	76,000	2003	Japan	6,500	Aug 2016 – Jun 2017
Koulitsa	76,900	2003	Japan	5,825	Jun 2016 – Jan 2017
Paraskevi	74,300	2003	Japan	5,600	Aug 2016 – Jan 2017
Vassos	76,000	2004	Japan	—	—
Katerina	76,000	2004	Japan	BPI[4] + 6%	Apr 2015 – Apr 2017
Maritsa	76,000	2005	Japan	6,750	Jul 2016 – Mar 2017
Efrossini	75,000	2012	Japan	6,000	Oct 2016 – Oct 2016
Zoe	75,000	2013	Japan	6,200	Aug 2016 – Nov 2017
Kypros Land	77,100	2014	Japan	5,750	Mar 2016 – Nov 2016
Kypros Sea	77,100	2014	Japan	7,850	Oct 2016 – Nov 2016
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – Jun 2017
Kypros Sky	77,100	2015	Japan	12,000	Oct2016 – Dec 2016
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Sep 2017
Kypros Spirit	78,000	2016	Japan	8,125	Sep 2016 – Nov 2016
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016- Sep 2017
Pedhoulas Trader	82,300	2006	Japan	6,200	Jul 2016 – Sep 2017
Pedhoulas Leader	82,300	2007	Japan	6,250	Dec 2015 – Jan 2017
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 – Jan 2017
Pedhoulas Builder(6)	81,600	2012	China	9,150	Oct 2016 – Nov 2016
Pedhoulas Fighter(6)	81,600	2012	China	6,100	Feb 2016 – Jan 2017
Pedhoulas Farmer(6)	81,600	2012	China	6,200	Aug 2016 – Mar 2017
Pedhoulas Cherry(6)	82,000	2015	China	5,500 8,850 6,600	Feb 2016 – Dec 2016 Dec 2016 – Feb 2017 Mar 2017 – May 2018
Post-Panamax
Marina	87,000	2006	Japan	6,200	Dec 2015 – Feb 2017
Xenia	87,000	2006	Japan	6,350	Jul 2016 – Feb 2017
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Sep 2018
Eleni	87,000	2008	Japan	7,900	Oct 2016 – Nov 2016
Martine	87,000	2009	Japan	BPI(4) + 10%	Apr 2015 – Mar 2017
Andreas K	92,000	2009	South Korea	5,650	Aug 2016 – Nov 2016
Panayiota K	92,000	2010	South Korea	8,750	Oct 2016 – Dec 2016
Venus Heritage	95,800	2010	Japan	10,200	Sep 2016 – Dec 2016
Venus History	95,800	2011	Japan	9,350	Oct 2016 – Nov 2016
Venus Horizon	95,800	2012	Japan	5,500	Jan 2016 – Apr 2017
Troodos Sun	85,000	2016	Japan	7,800	Aug 2016 – Oct 2016
Troodos Air	85,000	2016	Japan	8,050	Sep 2016 – Oct 2016
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Sep 2031
Pelopidas	176,000	2011	China	38,000	Jan 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	24,376(5)	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,339,800

Hull Number	DWT	Expected delivery(1)	Country of construction	Charter Rate(2) USD/day	Charter Duration(3)
Kamsarmax
Hull 1146	82,000	H1 2017	China	—	—
Hull 1552	81,600	H1 2018	Japan	—	—
Total dwt of orderbook	163,600

(1)	For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.
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(2)	Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.
(3)	The date listed represents either the actual start date or, in the case of a contracted charter that had not commenced as of October 26, 2016, the scheduled start date. The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.
(4)	A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.
(5)	A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.
(6)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

C. Selected Unaudited Financial and Operations Information

The following tables present selected unaudited consolidated financial and operations data of Safe Bulkers, Inc. for the nine-month periods ended September 30, 2015 and 2016. The unaudited financial statement data were derived from our interim unaudited consolidated condensed financial statements and notes thereto included elsewhere herein. All amounts are in thousands of U.S. Dollars, except for per share data, fleet data, par value data and average daily results.

	Nine Month Period Ended September 30,
	2015	2016

STATEMENT OF OPERATIONS
Revenues	$101,177	$81,015
Commissions	(3,804)	(2,953)
Net revenues	97,373	78,062
Voyage expenses	(14,852)	(6,189)
Vessel operating expenses	(41,984)	(36,886)
Depreciation	(34,958)	(36,799)
General and administrative expenses	(10,516)	(11,694)
Loss on sale of assets	-	(2,750)
Loss from inventory valuation	(1,286)	-
Other operating income	-	1,158
Impairment loss	-	(17,163)
Operating loss	(6,223)	(32,261)
Interest expense	(7,406)	(14,465)
Other finance costs	(37)	(1,469)
Interest income	54	385
Loss on derivatives	(2,368)	(871)
Foreign currency gain	286	300
Amortization and write-off of deferred finance charges	(2,348)	(2,948)
Net loss	$(18,042)	$(51,329)
Less Preferred Stock dividends	10,650	10,530
Net loss available to common shareholders	$(28,692)	$(61,859)
Loss per share basic and diluted	$(0.34)	$(0.74)
Cash dividends declared per share of Common Stock	$0.04	$0.00
Cash dividends declared per share of Preferred B Shares	$1.50	$1.50
Cash dividends declared per share of Preferred C Shares	$1.50	$1.50
Cash dividends declared per share of Preferred D Shares	$1.50	$1.50
Weighted average number of shares	83,471,336	83,573,418
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	Nine Month Period Ended September 30,
	2015	2016

CASH FLOW DATA
Net cash provided by operating activities	$19,963	$6,766
Net cash (used in)/provided by investing activities	(131,032)	15,218
Net cash provided by/(used in) financing activities	144,449	(93,693)
Net increase/(decrease) in cash and cash equivalents	33,380	(71,709)

	As of December 31,	As of September 30,
	2015	2016
BALANCE SHEET DATA
Other current assets	$211,167	$91,992
Assets held for sale	31,995	-
Total fixed assets	1,056,517	1,064,295
Other non-current assets	9,952	11,246
Total assets	1,309,631	1,167,533
Other current liabilities	89,002	21,490
Liability directly associated with assets held for sale, net	16,724	-
Long-term debt, net	569,399	572,816
Other non-current liabilities	360	2,417
Shareholders’ Equity:
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,569,526 and 1,504,177 Series B Preferred Shares, 2,300,000 Series C Preferred Shares, 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2015 and September 30, 2016, respectively	71	70
Other shareholders’ equity	634,075	570,740
Total liabilities and shareholders’ equity	$1,309,631	$1,167,533

	Nine-month Period Ended September 30,
	2015	2016

FLEET DATA
Number of vessels at period’s end	36	37
Weighted average age of fleet (in years)	5.92	6.43
Ownership days(1)	9,362	9,986
Available days(2)	9,217	9,947
Operating days(3)	9,106	9,703
Fleet utilization(4)	97.3%	97.2%
Average number of vessels in the period(5)	34.29	36.45

AVERAGE DAILY RESULTS
Time charter equivalent rate(6)	$8,953	$7,226
Daily vessel operating expenses(7)	$4,485	$3,694
Daily general and administrative expenses(8)	$1,123	$1,171

(1)	Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.
(3)	Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.
(4)	Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.
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(5)	Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(6)	Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.
(7)	Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.
(8)	Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

Time Charter Equivalent Rate Reconciliation	Nine-month Period Ended
	September 30,
	2015	2016

Time Charter Revenues	$101,177	$81,015
Less Commissions	(3,804)	(2,953)
Less Voyage Expenses	(14,852)	(6,189)
Time Charter Equivalent Revenue	$82,521	$71,873
Available Days	9,217	9,947
Time Charter Equivalent Rate	8,953	7,226

F. Results of Operations

Nine months ended September 30, 2015 compared to nine months ended September 30, 2016.

Net loss available to common shareholders was $61.9 million, or loss per share of $0.74, in the first nine months of 2016, an increase of 116% from net loss available to common shareholders of $28.7 million, or loss per share of $0.34, in the first nine months of 2015. The increase in net loss of $33.2 million is attributed mainly to: (a) net revenue of $78.1 million compared to $97.4 million, (b) impairment loss of $17.2 million, compared to zero, (c) loss on sale of assets of $2.8 million, compared to zero, (d) depreciation of $36.8 million, compared to $35.0 million, and (e) interest expense of $14.5 million, compared to $7.4 million partially offset by (i) voyage expenses of $6.2 million, compared to $14.9 million, and (ii) operating expenses of $36.9 million, compared to $42.0 million, for the first nine months of 2016 and 2015, respectively.

Net revenue from vessels

Net revenue for the first nine months of 2016 decreased by 20% to $78.1 million from $97.4 million during the same period in 2015. We operated 36.4 vessels on average during the first nine months of 2016, earning a TCE rate of $7,226, compared to 34.3 vessels and a TCE rate of $8,953 during the first nine months of 2015. The decrease in the TCE rate resulted mainly from weak charter market conditions.

Loss on sale of assets

During the first nine months of 2016, we recorded $2.8 million of loss on sale of assets relating to the disposal of our vessels Stalo and Kypros Unity, versus zero for the same period in 2015. Both vessels were delivered to their new owners in March 2016.

Voyage expenses

During the first nine months of 2016, we recorded $6.2 million of voyage expenses, compared to $14.9 million for the same period in 2015 mainly due to lower vessel repositioning expenses caused by lower fuel prices.

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Vessel operating expenses

Vessel operating expenses decreased by 12% to $36.9 million for the first nine months of 2016, compared to $42.0 million for the same period in 2015. The decrease in operating expenses is due to a decrease in spares, stores and various other operating expenses. Vessel operating expenses for the first nine months of 2016 included the cost of three dry-dockings, compared to six during the first nine months of 2015. On a daily basis, vessel operating expenses decreased by 18% to $3,694 per day for the first nine months of 2016, compared to $4,485 per day for the first nine months of 2015 as a result of reduced vessel operating expenses.

Depreciation

During the first nine months of 2016, $36.8 million was recorded as depreciation expense compared to $35.0 million during the same period in 2015. The increase in depreciation is attributable to the increase of the weighted average number of vessels we operated during the first nine months of 2016.

Interest expense

Interest expense increased to $14.5 million in the first nine months of 2016 compared to $7.4 million for the same period in 2015, mainly as a result of the four-vessel sale and leaseback transactions concluded in September 2015, which led to the increase in the average outstanding amount of loans and credit facilities and to the increased weighted average interest rate of such loans and credit facilities.

Cash Flows

Cash and cash equivalents, bank time deposits and restricted cash at September 30, 2016 amounted to $88.9 million, compared to $178.1 million at September 30, 2015.

Net cash Provided by Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2016 amounted to $6.8 million, consisting of net income after non-cash items of $8.4 million and working capital decrease of $1.6 million. Net cash provided by operating activities for the nine months ended September 30, 2015 amounted to $20.0 million, consisting of net income increase after non-cash items of $20.1 million and working capital decrease of $0.1 million. The decrease of net cash provided by operating activities for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 is mainly due to weaker prevailing charter market conditions in 2016.

Net cash (Used In)/Provided by Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2016 was $15.2 million, compared to net cash used in investing activities for the nine months ended September 30, 2015 of $131.0 million. The increase of net cash provided by investing activities is mainly attributable: (a) to $29.0 million proceeds from vessel disposals for the nine months ended September 30, 2016, compared to zero during the same period of 2015, (b) $57.8 million cash paid for vessel acquisitions for the nine months ended September 30, 2016, compared to $108.8 million during the same period of 2015, (c) $57.9 million of restricted cash released during the first nine months ended September 30, 2016, compared to $12.6 million during the same period of 2015 and (d) $3.9 million increase in new restricted cash during the first nine months ended September 30, 2016, compared to $9.6 million for the same period of 2015. The increase of net cash provided by investing activities for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 is mainly due to vessels’ sales and novations or sales of ship building contracts which reduced capital expenditures and amendment of loan and credit facilities and related terms and financial covenants resulting in an increased release of restricted cash in 2016.

Net cash Provided by/(Used in) Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2016 was $93.7 million, compared to net cash provided by financing activities for the nine months ended September 30, 2015 of $144.4 million. The increase in net cash used in financing activities is mainly attributable to net payments of long term debt of $81.5 million for the nine months ended September 30, 2016, compared

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to net proceeds of long term debt of $161.7 million for the nine months ended September 30, 2015; partially offset by lower dividend payments of $10.5 million during the nine months ended September 30, 2016, compared to $14.0 million dividend payments during the nine months ended September 30, 2015. The increase of net cash used in financing activities for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 is mainly due to payment of the current portion of debt, debt payment related to refinancing, payment of debt associated with vessels sold and due to suspension of the common stock dividends in 2016.

G. Loan Facilities

For information relating to our credit facilities, please see Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

H. Liquidity and Capital Resources

As of September 30, 2016, we had liquidity of $88.9 million consisting of $69.0 million in cash and bank time deposits and $19.9 million in restricted cash.

As of September 30, 2016, we had aggregate debt outstanding of $590.2 million, of which $12.9 million was the current portion of long term debt, payable within the next 12 months.

As of September 30, 2016, the existing fleet consisted of 37 vessels and we had contracted to acquire four newbuild vessels, three of which were scheduled to be delivered in 2017, and one in 2018. As of September 30, 2016, our commitments for vessel acquisitions were $100.1 million, consisting of $7.4 million payable in 2016, consisting of $70.3 million payable in 2017, and $22.4 million payable in 2018.

As of September 30, 2016, we had $41.7 million of financing in total, consisting of additional borrowing capacity of $24.8 million available under a sale and lease back financing agreement for the newbuild vessel to be delivered in 2017, and of $16.9 million in preferred equity to be issued to an unaffiliated investor to finance the newbuild vessel to be delivered in 2018.

As of October 26, 2016, we had liquidity of $92.0 million consisting of $72.2 million in cash and bank time deposits and $19.8 million in restricted cash.

As of October 26, 2016, the existing fleet consisted of 37 vessels and we had contracted to acquire two newbuild vessels, one of which was scheduled to be delivered in 2017, and one in 2018. A third newbuild vessel, Hull No. 1551, has been contracted to be sold upon delivery. As of October 26, 2016, our commitments for vessel acquisitions were $50.5 million, consisting of $28.1 million payable in 2017, and $22.4 million payable in 2018.

As of October 26, 2016, we had $41.7 million of financing in total, consisting of additional borrowing capacity of $24.8 million available under a sale and lease back financing agreement for the newbuild vessel to be delivered in 2017, and of $16.9 million in preferred equity to be issued to an unaffiliated investor to finance the newbuild vessel to be delivered in 2018.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing liquidity of $92.0 million, consisting of cash and cash equivalents as of October 26, 2016 of $72.2 million and restricted cash of $19.8 million, additional indebtedness available under sale and lease back agreement of $24.8 million for the vessel scheduled to be delivered in 2017, preferred equity issuance of $16.9 million for the vessel scheduled to be delivered in 2018 and possibly additional equity financing.

We currently estimate that as of October 26, 2016, the contracted cash flow from operations, existing cash and cash equivalents and additional indebtedness secured by committed sale and lease back financing transaction for one newbuild vessel and committed preferred equity for the other newbuild vessel will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2017. However, during 2017 or 2018, we

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may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuild vessels. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard with respect to the contracted newbuild vessels. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

We have paid dividends to our common stockholders each quarter since our initial public offering in June 2008, until the second quarter of 2015. We have also paid consecutive quarterly dividends to our preferred stockholders since the issuance of our first class of preferred shares in June 2013. During 2016, the Company has declared and paid three quarterly consecutive dividends of $0.50 per share for each of (a) the Series B Preferred Shares, totaling $2.3 million, (b) of Series C Preferred Shares, totaling $3.5 million, and (c) the Series D Preferred Shares, totaling $4.8 million. We also declared a dividend of $0.50 per all classes of preferred shares, payable to all shareholders of record as of October 24, 2016, which was paid on October 31, 2016.

Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. We may continue not to pay dividends on our common stock. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares.

I. Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion of our critical accounting policies please see Item 5 included in our Annual Report on Form 20-F for the year ended December 31, 2015.

J. Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

12

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

F-1

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars, except for par value data)

		December 31,	September 30,
	Notes	2015	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		130,743	59,034
Time deposits – Short term		1,500	9,952
Accounts receivable		6,540	6,384
Asset held for sale	3,4	31,995	-
Due from Manager		946	540
Inventories		5,167	3,895
Accrued revenue		87	193
Derivative assets	10	-	6
Restricted cash		64,505	9,608
Prepaid expenses and other current assets		1,679	2,380
Total current assets		243,162	91,992
FIXED ASSETS:
Vessels, net	4	988,161	1,051,405
Advances for vessel acquisition and vessels under construction	5	68,356	12,890
Total fixed assets		1,056,517	1,064,295
OTHER NON CURRENT ASSETS:
Deferred finance charges, net		1,016	-
Restricted cash		7,837	10,275
Derivative assets	10	181	2
Accrued revenue		918	969
Total assets		1,309,631	1,167,533
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	77,467	11,560
Liability directly associated with asset held for sale, net		16,724	-
Unearned revenue		1,956	1,703
Trade accounts payable		5,277	5,667
Accrued liabilities		3,984	2,496
Derivative liabilities	10	318	64
Total current liabilities		105,726	21,490
Derivative liabilities	10	360	457
Long-term debt, net	6	569,399	572,816
Other non-current liabilities		—	1,960
Total liabilities		675,485	596,723
COMMITMENTS AND CONTINGENCIES	7
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 83,486,194 and 83,590,938 issued and outstanding at December 31, 2015 and September 30, 2016, respectively		83	83
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,569,526 and 1,504,177 Series B Preferred Shares, 2,300,000 Series C Preferred Shares, 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2015 and September 30, 2016, respectively		71	70
Treasury stock, $0.001 par value, none and 113,076 shares repurchased at December 31, 2015 and September 30, 2016, respectively		-	(120)
Additional paid in capital		369,731	368,393
Retained earnings		264,261	202,384
Total shareholders’ equity		634,146	570,810
Total liabilities and shareholders’ equity		1,309,631	1,167,533

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-2

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except for share and per share data)

	Nine-month Period Ended September 30,
	Notes	2015	2016
REVENUES:
Revenues	8	101,177	81,015
Commissions		(3,804)	(2,953)
Net revenues		97,373	78,062

EXPENSES:
Voyage expenses		(14,852)	(6,189)
Vessel operating expenses	9	(41,984)	(36,886)
Depreciation	4	(34,958)	(36,799)
General and administrative expenses		(10,516)	(11,694)
Loss on sale of assets	3	—	(2,750)
Impairment loss	3,5	—	(17,163)
Other operating income		—	1,158
Loss from inventory valuation		(1,286)	—
Operating loss		(6,223)	(32,261)

OTHER (EXPENSE)/INCOME:
Interest expense		(7,406)	(14,465)
Other finance costs		(37)	(1,469)
Interest income		54	385
Loss on derivatives	10	(2,368)	(871)
Foreign currency gain		286	300
Amortization and write-off of deferred finance charges		(2,348)	(2,948)
Net loss		(18,042)	(51,329)
Less preferred dividend		10,650	10,530
Net loss available to common shareholders		(28,692)	(61,859)
Loss per share, basic and diluted	12	(0.34)	(0.74)
Weighted average number of shares, basic and diluted		83,471,336	83,573,418

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-3

SAFE BULKERS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT
OF SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of December 31, 2014	83	—	71	370,201	329,744	700,099

Net loss	—	—	—	—	(18,042)	(18,042)
Share based compensation	—	—	—	90	—	90

Preferred share dividend	—	—	—	—	(10,650)	(10,650)
Common share dividends	—	—	—	—	(3,337)	(3,337)
Balance as of September 30, 2015	83	—	71	370,291	297,715	668,160

Balance as of December 31, 2015	83	—	71	369,731	264,261	634,146

Net loss	—	—	—	—	(51,329)	(51,329)
Repurchase of preferred stock	—	—	(1)	(1,428)	—	(1,429)
Repurchase of common stock	—	(120)	—		—	(120)
Share based compensation	—	—	—	90	—	90
Preferred share dividend	—	—	—	—	(10,548)	(10,548)

Balance as of September 30, 2016	83	(120)	70	368,393	202,384	570,810

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-4

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(In thousands of U.S. Dollars)

	September 30,
	2015	2016
Cash Flows from Operating Activities:
Net loss	(18,042)	(51,329)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	34,958	36,799
Loss on sale of assets	-	2,750
Gain on loan write off	(1,111)	-
Impairment loss	-	17,163
Loss from inventory valuation	1,286	-
Amortization and write-off of deferred finance charges	2,348	2,948
Unrealized gain on derivatives	584	16
Share based compensation	90	90
Change in:
Accounts receivable trade	(3,931)	156
Due from Manager	(2,125)	406
Inventories	4,831	1,517
Accrued revenue	(179)	(157)
Prepaid expenses and other current assets	(644)	(701)
Trade accounts payable	3,674	(1,386)
Accrued liabilities	(198)	(1,253)
Unearned revenue	(1,578)	(253)
Net Cash Provided by Operating Activities	19,963	6,766

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(108,777)	(57,789)
Proceeds from vessel sale	-	29,000
Restricted cash released	12,589	57,863
Increase in restricted cash	(9,594)	(3,904)
Increase in bank time deposits	(25,250)	(9,952)
Net Cash (Used in)/ Provided by Investing Activities	(131,032)	15,218

Cash Flows from Financing Activities:
Proceeds from long-term debt	364,559	64,500
Principal payment of long-term debt	(202,826)	(145,996)
Dividends paid	(13,987)	(10,548)
Payment of deferred financing costs	(3,297)	(100)
Repurchase of common shares	-	(120)
Repurchase of preferred stock	-	(1,429)
Net Cash Provided by/(Used in) Financing Activities	144,449	(93,693)

Net increase/(decrease) in cash and cash equivalents	33,380	(71,709)
Cash and cash equivalents at beginning of period	107,311	130,743
Cash and cash equivalents at end of period	140,691	59,034
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	7,411	14,775
Non cash investing and financing activities	1,197	3,960

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-5

SAFE BULKERS, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers” or the “Company”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies. Each of the 19 companies were under the common control of Polys Hajioannou and his family and owned or were scheduled to acquire a newbuild drybulk vessel. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation, controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering on June 3, 2008 (the “IPO”). Safe Bulkers common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Following the IPO, Vorini Holdings became the controlling shareholder of Safe Bulkers.

On December 18, 2013, Bellapais Maritime Inc. (“Bellapais”), a Marshall Islands corporation, Kyperounta Maritime Inc. (“Kyperounta”), a British Virgin Islands corporation, Lefkoniko Maritime Inc. (“Lefkoniko”), a British Virgin Islands corporation, Akamas Maritime Inc. (“Akamas”), a Cayman Islands corporation, Chalkoessa Maritime Inc. (“Chalkoessa”), a Marshall Islands corporation, all wholly owned by Polys Hajioannou, and Kition Holdings Corp. (“Kition Holdings”), a British Virgin Islands corporation wholly owned by Nicolaos Hajioannou, Polys Hajioannou’s brother, entered into a stock transfer agreement with Vorini Holdings, through which shares of Safe Bulkers owned by Vorini Holdings were sold for no consideration to the above entities.

By virtue of shares owned indirectly through Vorini Holdings, Bellapais, Kyperounta, Lefkoniko, Akamas, Chalkoessa and Kition Holdings, Polys Hajioannou and his family continue to be the controlling shareholders of Safe Bulkers, and accordingly control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since the IPO, Safe Bulkers successfully completed four additional public common stock offerings and three preferred stock offerings.

As of September 30, 2016, Safe Bulkers held 46 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 37 drybulk vessels and were scheduled to acquire an additional four newbuild (the “Newbuilds”) vessels.

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management” and together with Safety Management the “Managers”, and either of them the “Manager”) related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of Safe Bulkers and of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
F-6

Subsidiary	Vessel Name	Type	Built
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Inc. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd.(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Inc. (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation(1)	Andreas K	Post-Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Youngtwo Shipping Inc.(2)	TBN - H 1146	Kamsarmax	1H 2017(3)
Pinewood Shipping Corporation (“Pinewood”)(2)(6)	TBN - H 1552	Kamsarmax	1H 2018 (3)
Maxeikosipente Shipping Corporation(1)	—	—	—
Kyotofriendo Two Shipping Corporation(2)	—	—	—
Gloverthree Shipping Corporation (“Gloverthree”)(2)(4)	Kypros Unity	Panamax	September 2014
Staloudi Shipping Corporation(1)(4)	Stalo	Post-Panamax	January 2006
Shikokuennia Shipping Inc.(2)(5)	TBN - H 1718	Post-Panamax	2H 2019(3)
Gloverseven Shipping Corporation (“Gloverseven”)(2)(7)	TBN - H 835	Panamax	1H 2017(3)
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)(8)	TBN - H 1551	Kamsarmax	1H 2017(3)

(1)	Incorporated under the laws of the Republic of Liberia.
(2)	Incorporated under the laws of the Republic of the Marshall Islands.
(3)	Estimated completion date for newbuild vessels as of September 30, 2016.
(4)	Vessel sold in March 2016. Refer to Note 3.
(5)	Newbuild contract novated in February 2016. Refer to Note 3.
(6)	Pinewood will be operated independently and remotely from the Company, including by (i) paying its own expenses out of its own funds, (ii) keeping its assets and funds separate from the assets and funds of the Company, and (iii) refraining from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company. Upon delivery of the vessel, Pinewood has agreed to issue cumulative redeemable perpetual preferred equity to an unaffiliated investor to finance $16.9 million of the cost of such vessel. Preferred equity will have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood.
(7)	Newbuild contract novated in October 2016. Refer to Note 13.
(8)	Newbuild contracted in October 2016 to be sold upon delivery from the shipyard. Refer to Note 13.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the

F-7

statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2016. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2015 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies:

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 20-F. The same accounting policies have been followed in these unaudited interim consolidated condensed financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year end December 31, 2015.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3. Transaction with Related Parties

Sale of Vessels and Novation of Newbuild Contracts

The novation of the contract of Hull No. 1718 was executed in February 2016. The sales of the Stalo and of Kypros Unity, both classified as assets held for sale as at December 31, 2015, were consummated in March 2016. The Company recorded an aggregate loss of $2,750 from such sales. Details of the sale of vessels and novation of newbuild contracts are included in Note 3, 6 and 22 of the Company’s consolidated financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 20-F.

In October 2016, our subsidiary Gloverseven signed a novation agreement for newbuild Hull No. S835, a 77,000 dwt, Japanese Panamax class vessel and our subsidiary Kyotofriendo One signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, a 81,600 dwt, Japanese Kamsarmax class vessel, in each case, to entities owned by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. Each vessel is scheduled to be delivered in the first quarter of 2017. The two transactions were evaluated and approved in September 2016 by a Special Committee of the Company’s Board of Directors, wholly comprised of independent members of the Board and advised by independent counsel. This followed the Company’s decision to further reduce its capital commitments, which includes the novation or resale of newbuilds. The Special Committee obtained two appraisals from independent third party brokers for each newbuild vessel, and negotiated the terms of each transaction. The higher of the two appraisals obtained from the independent third party brokers was $21,500 for Hull No. S835 and $24,500 for Hull No. 1551; or $46,000 in the aggregate. Our remaining capital expenditure requirements in respect of Hull No. S835 and Hull No. 1551 were $48,155 in the aggregate. An aggregate impairment loss of $17,163, representing installments already paid in respect of Hull No. S835 and Hull No. 1551 and capitalized costs, was recorded in the first nine months period ended September 30, 2016. (Refer to Notes 5 and 13).

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2015	$1,160,911	$(200,488)	$960,423
Transfer from Advances for vessel acquisitions and vessels under construction	119,520	-	119,520
Impairment loss	(23,924)	11,025	(12,899)
Transfer to Asset held for sale	(31,750)	-	(31,750)
Depreciation expense	-	(47,133)	(47,133)
Balance, December 31, 2015	$1,224,757	$(236,596)	$988,161
Transfer from Advances for vessel acquisitions and vessels under construction	100,043	-	100,043
Depreciation expense	-	(36,799)	(36,799)
Balance, September 30, 2016	$1,324,800	$(273,395)	$1,051,405
F-8

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty and Pedhoulas Cherry; and
•	During the nine months ended September 30, 2016: Troodos Sun, Kypros Spirit and Troodos Air.

For impairment loss refer to Note 5.

As of September 30, 2016, 37 vessels, with a carrying value of $1,051,405 have been provided as collateral to secure the Company’s bank loans as discussed in Note 6.

5. Advances for Vessel Acquisition and Vessels under Construction

 Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2015	$74,243
Advances including capitalized expenses and interest	123,560
Impairment loss	(9,927)
Transferred to vessel cost	(119,520)
Balance, December 31, 2015	$68,356
Advances including capitalized expenses and interest	61,740
Impairment loss	(17,163)
Transferred to vessel cost	(100,043)
Balance, September 30, 2016	$12,890

Advances for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2015 and the nine-month period ended September 30, 2016 such payments were made for the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty, Pedhoulas Cherry, Troodos Air (ex-Hull No. 1685), Kypros Spirit (ex-Hull No. 828), Hull No. 1146, Hull No. 1551 and Troodos Sun (ex-Hull No. 1686); and
•	During the nine month period ended September 30, 2016: Troodos Air, Troodos Sun, Kypros Spirit (ex Hull No. 828), Hull No. 1146, Hull No. 835 and Hull No. 1551.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty and Pedhoulas Cherry; and
•	During the nine months ended September 30, 2016: Troodos Sun, Kypros Spirit and Troodos Air.

An aggregate non-cash impairment loss of $17,163 recorded during the first nine months period ended September 30, 2016, and presented under impairment loss in the accompanying consolidated statements of operations, represents installments already paid in respect of Hull No. S835 and Hull No. 1551 and capitalized costs, as the Company as of September 30, 2016, assessed the potential novation or resale of the respective newbuilding contracts to be probable. Refer to Notes 3 and 13.

F-9

6. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,	September 30,
Borrower	Commencement	Maturity	2015	2016
Maxenteka	April 2012	January 2016	25,500	-
Maxeikositessera	September 2012	January 2016	25,109	-
Glovertwo	October 2013	February 2016	13,666	-
Gloverthree	December 2014	February 2016	16,807	-
Shikokutessera	December 2014	February 2016	16,807	-
Maxdekatria	March 2012	February 2016	14,400	-
Maxpente, Maxeikositessera, Maxenteka	December 2015	December 2018	7,000	5,260
Maxtessera	July 2014	June 2021	31,500	28,000
Maxeikosiexi	September 2015	September 2021	6,750	6,063
Marathassa	September 2015	September 2021	7,232	6,545
Marinouki	September 2015	September 2021	11,089	9,904
Kerasies	September 2015	September 2021	7,714	6,918
Soffive	September 2015	September 2021	12,054	10,757
Eptaprohi	September 2015	September 2021	56,412	50,518
Maxpente, Maxeikositessera, Maxenteka	December 2015	December 2021	75,337	69,632
Shikokuokto	June 2015	June 2022	15,018	15,018
Petra	June 2015	June 2022	18,370	18,256
Pemer	June 2015	June 2022	18,368	18,253
Glovertwo	February 2016	August 2022	-	12,833
Maxdekatria	February 2016	August 2022	-	9,167
Shikokutessera	February 2016	August 2022	-	14,667
Safe Bulkers	November 2014	September 2022	145,527	145,527
Maxdeka	August 2011	December 2022	23,861	22,157
Shikoku	October 2011	August 2023	29,867	26,133
Shikokuepta	February 2016	February 2024	-	23,683
Maxeikosiena	September 2015	September 2025	23,008	22,391
Maxeikositria	September 2015	September 2025	23,008	22,391
Youngone	September 2015	September 2025	24,281	23,733
Maxeikosi	September 2015	September 2025	23,008	22,391
Total			$671,693	$590,197

Current portion			$80,134	$12,917
Liability directly associated with assets held for sale			16,807	-

Long-term portion			$574,752	$577,280

Total debt			671,693	590,197

Current portion of deferred financing costs	$2,667	$1,357
Deferred financing costs directly associated with assets held for sale	83	-
Deferred financing costs non-current	5,353	4,464
Total deferred financing costs	$8,103	$5,821
Total debt	671,693	590,197
Less: Total deferred financing costs	8,103	5,821
Total debt, net of deferred financing costs	$663,590	$584,376
Less: Liability directly associated with assets held for sale, net of deferred financing costs	16,724	-
Less: Current portion of long-term debt, net of current portion of deferred financing costs	77,467	11,560
Long-term debt, net of deferred financing costs, non-current	$569,399	$572,816

Details of the loans and credit facilities are included in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 20-F.

The estimated minimum annual principal payments required to be made after September 30, 2016, based on the loan and credit facility agreements as amended, excluding deferred financing costs are as follows:

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To September 30,
2017	$12,917
2018	21,520
2019	62,943
2020	67,809
2021	137,757
2022 and thereafter	287,251
Total	$590,197

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except each of Maxeikosi, Maxeikosiena, Maxeikositria and Youngone and for a portion of the principal amounts of each of Maxdeka and Shikoku loan facilities. We believe that the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone loan facilities approximate their fair value due to the short term period from their utilization date. Maxdeka and Shikoku loan facilities each bear interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity except for the Maxdeka and Shikoku loan facilities, which are repayable in semi-annual installments, and for the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone transactions, where the deemed principal is repaid every 45 days out of a portion of the bareboat hire payment. The fair value of bank debt outstanding on September 30, 2016, amounted to $591,665 when valuing the respective portions of the Maxdeka and Shikoku loan facilities on the basis of the relevant CIRR, as applicable on September 30, 2016, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2015 and September 30, 2016 the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

7. Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of September 30, 2016 the Company had commitments under two shipbuilding contracts and two MoAs for the acquisition of four newbuild vessels. The Company expects to settle these commitments as follows:

	Due to Shipyards /	Due to
Year Ending September 30,	Sellers	Manager	Total
2017	$70,296	$1,767	$72,063
2018	27,187	887	28,074
Total	$97,483	$2,654	$100,137

(b)	Other contingent liabilities

The Company has not been involved in any legal proceedings that it believes may have, or have had, a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

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8. Revenues

Revenues are comprised of the following:

	Nine Months Ended September 30,
	2015	2016
Time charter revenue	$88,881	$75,300
Ballast bonus	8,871	2,370
Other income	3,425	3,345
Total	$101,177	$81,015

9. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Nine Months Ended September 30,
	2015	2016
Crew wages and related costs	$21,767	$22,067
Insurance	2,974	2,587
Repairs, maintenance and drydocking costs	5,149	1,912
Spares, stores and provisions	6,254	5,184
Lubricants	3,051	2,850
Taxes	1,068	1,037
Miscellaneous	1,721	1,249
Total	$41,984	$36,886

10. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. We believe the terms of our loans are similar to those that could be procured as of September 30, 2016. The fair values of the long-term debt are disclosed in Note 6.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate.

The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

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Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016
Interest rate	Derivative assets / Current assets	-	$6	-	-
Interest rate	Derivative assets / Non-current assets	$181	$2	-	-
Interest Rate	Derivative liabilities / Current liabilities	-	-	$318	$64
Interest Rate	Derivative liabilities / Non-current liabilities	-	-	360	457
	Total Derivatives	$181	$8	$678	$521

	Amount of Loss Recognized on Derivatives
	Nine Months Ended September 30,
	2015	2016
Interest Rate Contracts	$(2,368)	$(871)
Net Loss Recognized	$(2,368)	$(871)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2015 and as of September 30, 2016.

	Significant Other Observable Inputs (Level 2)
	December 31,	September 30,
	2015	2016
Derivative instruments – asset position	181	8
Derivative instruments – liability position	$678	$521

As of December 31, 2015 and as of September 30, 2016, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheet.

11. Dividends

During the nine months period ended September 30, 2016 the Company declared and paid three consecutive dividends of $0.50 per share for each of, Series B Preferred Shares, totaling $2,298, Series C Preferred Shares, totaling $3,450, and Series D Preferred Shares, totaling $4,800.

12. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and includes the shares issuable to the audit committee chairman and the independent directors at the end of the period for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net loss.

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13. Subsequent Events

(a)	Newbuild novation and newbuild sale: In October 2016, Gloverseven signed a novation agreement for newbuild Hull No. S835, a 77,000 dwt, Japanese Panamax class vessel and Kyotofriendo One signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, a 81,600 dwt, Japanese Kamsarmax class vessel, in each case, to entities owned by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou. Each vessel is scheduled to be delivered in the first quarter of 2017.

(b)	Dividend declaration: In October 2016, the Board of Directors declared a dividend of $0.50 per share of all classes of outstanding preferred shares, payable to all shareholders of record as of October 24, 2016, which was paid on October 31, 2016.
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